UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2023
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated August 17, 2023, announcing preliminary financial results for the quarter ended June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 17, 2023	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2023

SFL Corporation Ltd.

Preliminary Q2 2023 results and quarterly cash dividend of $0.24 per share

Hamilton, Bermuda, August 17, 2023. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2023.

Highlights
•78th consecutive quarterly dividend declared of $0.24 per share
•Net profit of $16.9 million or $0.13 per share in the second quarter
•Received charter hire1 of $173.8 million in the quarter, including $2.2 million of profit share
•Adjusted EBITDA2 of $100.9 million from consolidated subsidiaries, plus an additional $7.8 million adjusted EBITDA2 from 49.9% owned associated companies
•Sale and delivery of the Suezmax tanker Everbright
•Sale and delivery of the chemical tankers SFL Weser and SFL Elbe
•Redeployment of Hercules with ExxonMobil in Canada
•New contract signed for Hercules with Equinor in Canada securing employment until Q4 2024 and increasing backlog to approximately $200 million
•Sale and delivery of bareboat chartered VLCC Landbridge Wisdom in Q3 following exercise of purchase option

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«Over the last decade, SFL has transformed from a financial leasing provider to a maritime infrastructure company with the majority of assets on long term time charters to end users.

A key part of our value proposition is to own, operate and continuously upgrade the fleet to the highest standards, including fuel efficiency measures to reduce the carbon footprint for us and our customers. This translates into multiple repeat transactions with blue chip customers. It also increases the residual value of vessels in our fleet, as illustrated by the new charters for our two car carriers, where EBITDA contribution will increase fivefold.

Our fixed-rate backlog continues to grow, and stands at approximately $3.6 billion from owned and managed vessels after recent charters. This provides continued cash flow visibility going forward, with significant additional cash flow from the drilling rig Hercules and the newbuild car carriers from the third quarter.»

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.24 per share. The dividend will be paid on or around September 29, to shareholders of record as of September 14, and the ex-dividend date on the New York Stock Exchange will be September 13, 2023.

Results for the Quarter ended June 30, 2023
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $164.6 million in the second quarter of 2023, compared to $173.3 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $11.6 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring or non-cash items, including gain from sale of vessels of $6.4 million, net positive mark-to-market effects from swaps of $1.9 million, negative mark-to-market effects from equity investments of $1.0 million and a decrease of $0.2 million on credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $16.9 million, or $0.13 per share.

Business Update
As of June 30, 2023, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 73 wholly or partly owned vessels and newbuildings under construction was approximately $3.6 billion with a weighted remaining charter term of 6 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit-sharing feature that may improve SFL’s operating results.

The majority of SFL’s vessels are employed on time charter contracts where the Company is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Container
SFL has a container fleet of 36 vessels. The container fleet generated approximately $90.1 million in gross charter hire in the quarter. Approximately $2.2 million of the charter hire was profit share from fuel savings. All container vessels were on long term charters during the quarter.

SFL is cooperating closely with several of the key charterers on future vessel upgrades for our container vessels. The scope includes adding exhaust gas scrubbers, increase cargo intake, hull modifications, new propellers and propeller fixtures as well as enhanced antifouling systems.

During the quarter, SFL and Hapag-Lloyd agreed to invest approximately $65 million in efficiency upgrades on six 14,000 TEU vessels in connection with their new upcoming five year charters, where SFL’s investment is limited to project management and certain upgrade costs estimated to be $3 million in total.

3 Fixed rate backlog as of June 30, 2023 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

Car carrier
SFL has a car carrier fleet of seven car carriers, of which four are currently under construction. The car carrier fleet generated approximately $6.4 million of charter hire in the quarter.

During the quarter the Company agreed to extend the Volkswagen charters for the two 6,500 CEU car carriers SFL Conductor and SFL Composer for a minimum period of three years, adding approximately $155 million to the fixed rate charter backlog. The extension period and rate adjustment will be effective from the time the two dual-fuel newbuild vessels are delivered on their respective 10-year charters, also to Volkswagen, currently estimated to be Q4 2023 and Q1 2024. Estimated EBITDA from the two vessels is expected to increase from approximately $9 million currently to $47 million per year.

Tankers
SFL had a fleet of 17 crude oil, product and chemical tankers at the beginning of the quarter, with the majority employed on long term charters. The vessels generated approximately $34.7 million in gross charter hire during the quarter.

The Suezmax tanker Everbright was delivered to new owners in April and SFL recorded a book gain of $6.4 million. The two chemical carriers SFL Elbe and SFL Weser were also sold and delivered to new owners in the second quarter, and after these sales, the Company does not have any tankers trading in the short term market.

SFL has one remaining bareboat chartered tanker, the VLCC Landbridge Wisdom, and the charterer has declared a purchase option on the vessel. Delivery of the vessel is scheduled to take place at the end of August. We expect a $10 million positive cash effect after repayment of secured debt and a book gain of approximately $2 million in the third quarter.

Dry Bulk
The Company has 15 dry bulk carriers of which eight were employed on long term charters in the quarter. SFL generated approximately $23.6 million in gross charter hire from the dry bulk vessels.

Seven dry bulk vessels, comprising of five supramax and two kamsarmax bulkers, were employed in the spot and short term charter market in the quarter and earned approximately $7.2 million in net charter hire, compared to approximately $4.6 million in the previous quarter.

Offshore
SFL owns two modern harsh environment drilling rigs, the large jack-up rig Linus and the semi-submersible ultra-deepwater rig Hercules.

Linus is currently under a long-term contract with ConocoPhillips Skandinavia AS until 2028. During the second quarter, the rig generated approximately $19.0 million in contract revenues, compared to $18.8 million in the first quarter.

The drilling rig Hercules completed its special periodic survey and related upgrade work in Norway in mid-June, and has been mobilized to Canada for a drilling contract with ExxonMobil. The rig commenced drilling operations mid July. No revenues were recognized in the second quarter, as the mobilization fees paid by ExxonMobil and associated costs is recognized over the actual drilling period pursuant to U.S. GAAP. The same principle will apply for demobilization fees due after the drilling is completed.

The contract with ExxonMobil has an estimated value of $50 million and a duration of 135 days including time spent in mobilisation and demobilisation. Thereafter the rig will sail to Namibia for a contract with a subsidiary of Galp Energia for two wells plus optional well testing. Excluding optional days, the duration will be approximately 115 days including mobilization, with an estimated contract value of approximately $50 million.

Subsequent to quarter end, SFL signed a new contract for Hercules with Equinor Canada Ltd. The contract is for one well plus one optional well and is expected to commence in the second quarter of 2024. The contract has an estimated value of at least $100 million and an expected duration of 200 days including transit time to and from Canada. The rig is expected to start mobilizing towards Canada immediately after completing the Galp contract in Namibia.

Financing and Capital Expenditure
As of June 30, 2023, SFL had approximately $201 million of cash and cash equivalents. The Company had unencumbered vessels with a combined value of approximately $51 million at the end of the second quarter.

During the quarter, SFL refinanced the drilling rigs Hercules and Linus in two separate loan facilities of $150 million per rig with maturities in the fourth quarter of 2025 and in the second quarter of 2026, respectively.

Furthermore, the Company closed two JOLCO financing arrangements for two existing vessels, the car carrier Arabian Sea and the container vessel Maersk Pelepas, with a combined financing amount of approximately $84 million. The financings are secured at attractive fixed rate terms, and maturity matches the long term charter contracts for the vessels.

SFL also secured a loan facility with respect to two car carriers under construction and $33 million was drawn at quarter end. The Company’s 2023 convertible note was repaid in cash upon its maturity.

SFL has secured new financing arrangements totaling more than $1 billion so far in 2023. With the latest facilities concluded, the Company’s newbuild and capital expenditure commitments are fully financed, and all its near term debt maturities are refinanced with new long term loan facilities.

At the end of the second quarter, the Company had four car carriers under construction with approximately $194 million of remaining capital commitments. The vessels are fully financed by a total of $300 million of JOLCO financing arrangements, of which approximately $267 million is yet to be drawn.

In May 2023, the Company’s Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company's common shares, which is valid until June 30, 2024. So far, the Company has acquired an aggregate of approximately 1.1 million shares at an average price of $9.27 per share, and approximately $90 million is remaining under the program. The Company is not obligated under the terms of the program to repurchase any of its common shares and the program may be suspended or reinstated at any time at the Company's discretion and without notice.

Strategy and Outlook
SFL’s diversified and extensive portfolio of charters with top tier counterparties provides the Company with a strong platform, illustrated by the recent chartering and financing transactions. Over the years the company have transitioned from primarily financing maritime assets to providing long term time charters directly to end users. This has created multiple repeat business opportunities, such as the most recent transaction with Volkswagen.

The market for ultra deepwater drilling rigs has rapidly recovered, as demonstrated by the recent Hercules contract award. This is driven by limited supply of rigs with harsh environment and ultra deepwater capabilities. SFL expects significant cash flow contribution from the two offshore rigs from third quarter onwards.

We remain committed to our strategy of continue acquiring attractive assets with long term charters to reputable operators in the maritime markets. The Company’s diversified and extensive charter portfolio with approximately six years weighted average charter term provides the Company with significant visibility into future cash flows. Additionally, several of our charter contracts are structured with optionality features which may provide further upside for us in strong market conditions.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another nine container vessels and one VLCC were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $3.2 million.

From Q3 2023 onwards, Hercules will begin to record revenue and costs associated with drilling contracts in accordance with Accounting Standards Codification (“ASC”) 606 Revenue From Contracts With Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilisation costs are to be recorded over the time spent drilling during the contracts.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

August 17, 2023

The Board of Directors

SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2023 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2022
except per share data)	2023	2023	(audited)
Charter revenues: operating leases and rig revenue contracts	160,480	166,403	631,901
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	1,880	1,929	10,662
Profit share income	2,201	4,934	27,830
Total operating revenues	164,561	173,266	670,393
Gain on sale of assets and termination of charters	6,420	10,056	13,228

Vessel and rig operating expenses	(64,557)	(69,960)	(205,143)
Administrative expenses	(3,452)	(4,995)	(15,177)
Depreciation	(51,118)	(51,041)	(187,827)
Vessel impairment charge	—	(7,389)	—
Total operating expenses	(119,127)	(133,385)	(408,147)

Operating income	51,854	49,937	275,474

Results in associates	754	697	2,833
Interest income from associates	1,138	1,125	4,563
Interest income, other	2,809	2,080	3,410
Interest expense	(39,884)	(39,052)	(110,129)
Amortization of deferred charges	(1,805)	(1,813)	(7,210)
Gain/(loss) on investments in debt and equity securities	(1,040)	248	18,171
Interest and valuation gain/(loss) on non-designated derivatives	3,112	(5,806)	16,794
Other financial items	(6)	(1,084)	(1,138)
Net income	16,932	6,332	202,768

Basic earnings per share ($)	0.13	0.05	1.60

Weighted average number of shares(2)	126,751,968	126,796,331	126,788,530
Common shares outstanding(2)	126,268,914	126,796,331	126,796,331

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended June 30, 2023 was $3.9 million (three months ended March 31, 2023: $3.9 million; full year 2022: $17.0 million).
(2) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 0.5 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
SECOND QUARTER 2023 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2022
(in thousands of $)	2023	2023	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	201,466	185,193	188,362
Investment in marketable securities	5,866	7,100	7,283
Amount due from related parties	3,589	2,819	4,392
Investment in sales-type, direct financing & leaseback assets, current portion	26,505	15,349	15,432
Other current assets	83,619	87,285	81,513

Long term
Vessels and equipment, net	2,589,834	2,554,976	2,646,389
Vessels and equipment under finance lease, net	594,278	604,577	614,763
Capital improvements, newbuildings and vessel deposits	112,799	121,853	97,860
Investment in sales-type, direct financing & leaseback assets, long term	84,845	99,783	103,591
Investment in associates(2)	16,542	16,508	16,547
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	41,793	39,366	40,198

Total assets	3,806,136	3,779,809	3,861,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	347,845	647,570	921,270
Amount due to related parties	1,504	1,509	1,936
Finance lease liability, current portion	54,873	54,284	53,655
Other current liabilities	184,712	81,114	79,750

Long term
Long term interest bearing debt, net of deferred charges	1,762,203	1,497,659	1,279,786
Finance lease liability, long term	391,553	405,486	419,341
Other long term liabilities	12,420	23,495	14,361

Stockholders’ equity	1,051,026	1,068,692	1,091,231

Total liabilities and stockholders’ equity	3,806,136	3,779,809	3,861,330
(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
SECOND QUARTER 2023 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2022
	2023	2023	(audited)

OPERATING ACTIVITIES
Net income	16,932	6,332	202,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,564	52,487	198,318
Vessel impairment charge	—	7,389	—
Adjustment of derivatives to fair value recognised in net income	(1,860)	7,431	(17,142)
(Gain)/Loss on investments in debt and equity securities	1,040	(248)	(18,171)
Results in associates	(754)	(697)	(2,833)
Gain on sale of assets and termination of charters	(6,420)	(10,056)	(13,228)
Repayment of investment in sales-type, direct financing & leaseback assets	3,875	3,897	17,025
Other, net	1,058	1,253	1,381
Change in operating assets and liabilities	83,471	13,268	(12,993)
Net cash provided by operating activities	149,906	81,056	355,125

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(111,188)	(23,993)	(602,499)
Proceeds from sale of vessels and termination of charters	60,471	43,740	83,333
Cash received from associates	720	736	2,916
Other assets / investments	(1,860)	(4,170)	17,162
Net cash provided by/ (used in) investing activities	(51,857)	16,313	(499,088)

FINANCING ACTIVITIES
Repayments of finance lease liability	(13,343)	(13,226)	(51,204)
Proceeds from long and short term debt	425,047	295,140	959,595
Repayment of long and short term debt	(367,865)	(253,030)	(611,310)
Repurchase of Company bonds	(84,920)	(82,861)	—
Expenses paid in connection with securing finance	(5,429)	(6,318)	(7,142)
Principal settlements of cross currency swaps, net	—	(9,812)	—
Cash paid for share repurchase	(4,835)	—	—
Cash dividends paid	(30,431)	(30,431)	(111,574)
Net cash provided by/ (used in) financing activities	(81,776)	(100,538)	178,365

Net increase/ (decrease) in cash, cash equivalents and restricted cash	16,273	(3,169)	34,402
Cash, cash equivalents and restricted cash at beginning of period	185,193	188,362	153,960
Cash, cash equivalents and restricted cash at end of period	201,466	185,193	188,362

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2023 (UNAUDITED)

Condensed income statement data for the three months ended June 30, 2023

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,608
Interest expense, related party (2)	(568)
Interest expense, other	(3,371)
Other items (3)	85
Net income (4)	754

(1) Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended June 30, 2023 was $3.2 million.
(2) ‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended June 30, 2023, the Company recorded $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a decrease of the credit loss provision of $0.1 million for the three months ended June 30, 2023.
(4) ‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2023

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,422
Investment in direct financing leases including current portion	241,206
Total assets	243,628

Short term and long term portions of lease liability	203,824
Other current liabilities	807

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,542

Total liabilities and stockholder's equity	243.628

(1) The numbers represent the Company's relative share of 49.9% in River Box Holding Inc.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) ‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2023 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Jun 30, 2023
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	149,906	3,773
Non cash movements in other assets and liabilities	(83,682)	58
Interest related to Non- Designated Derivatives	(1,252)	—
Interest expense	39,884	3,371
Interest income, other	(2,809)	—
Interest (income)/expense from associates	(1,138)	568

Adjusted EBITDA (1)	100,909	7,770

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.